Exhibit 99.1

Concord Medical Acquires Additional Ownership Interest in MD Anderson Cancer Center Proton Therapy Center

BEIJING, August 12, 2015 /PRNewswire-FirstCall/ — Concord Medical Services Holdings Limited (“Concord Medical,” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that it has closed the acquisition of additional ownership interest of The University of Texas MD Anderson Cancer Center (“MD Anderson”) Proton Therapy Center (“MD Anderson Proton Therapy Center” ). The purchase price of the all-cash transaction was not disclosed. Concord Medical purchased the interest from an existing owner of the general partner, and the transaction does not affect MD Anderson’s majority ownership in the Proton Therapy Center.

With the closing, Concord Medical is now the controlling shareholder of PTC-Houston Management, LP (PTCHM), the general partner of the center, and will consolidate its financial results beginning in Q3 of 2015. Concord Medical will remain the second largest shareholder of the MD Anderson Proton Therapy Center, with MD Anderson retaining its 51% majority interest. PTCHM has appointed Concord Medical’s Adam Sun as Chairman of its Board of Directors. In addition, Concord will appoint one new academic member to the center’s Advisory Committee.

Concord Medical acquired 19.98% of indirect ownership of MD Anderson Proton Therapy Center in December 2012.

“We’re very excited to strengthen our partnership with MD Anderson Proton Therapy Center, one of the leading proton treatment centers in the world,” says Dr. Jianyu Yang, Concord Medical Chairman and CEO. “We will continue to directly assist PTCHM and MD Anderson to expand its business and market reach in China, the fastest growing healthcare market in the world.”

“China has the largest potential market for advancing proton beam therapy treatment to patients in need throughout the country. Concord Medical plans to build and operate multiple proton centers in China. This transaction will help Concord Medical consolidate its leadership position in the radiotherapy industry and build an exchange platform for academics and clinical expertise with physicians in China, the U.S. and abroad.”

Dan Fontaine, Executive Chief of Staff at MD Anderson says, “We welcome this opportunity to expand our strong relationship with Concord Medical. Together, we will continue build upon the clinical expertise and high quality programs provided by our faculty and staff which have positioned our Proton Therapy Center as the leader in the field of radiation oncology.”

“Concord Medical has been a valuable & strategic partner with PTCH since 2012,” said John Styles, Jr., CEO and Manager of the center. “We look forward to working closely with Concord Medical’s team to expand our presence and benefit more patients in China. Our partnership is dedicated to assisting MD Anderson in achieving its goal of ‘Making Cancer History’.”

Opened in 2006, MD Anderson Proton Therapy Center was the fourth proton treatment center in the U.S. Since it’s opening, the center has treated more than 6,000 patients, accounting for 15% of the total number of patients who received proton treatment nationally.

Wilson Sonsini Goodrich & Rosati represented Concord Medical as its legal advisor in the acquisition.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of March 31, 2015, the Company operated a network of 132 centers with 77 hospital partners that spanned 54 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Fortis Surgical Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

About MD Anderson

The University of Texas MD Anderson Cancer Center in Houston ranks as one of the world’s most respected centers focused on cancer patient care, research, education and prevention. The institution’s sole mission is to end cancer for patients and their families around the world. MD Anderson is one of only 44 comprehensive cancer centers designated by the National Cancer Institute (NCI). MD Anderson is ranked No. 1 for cancer care in the U.S. News & World Report’s “Best Hospital’s” survey. It has ranked as one of the nation’s top two hospitals since the survey began in 1990, and has ranked first 11 of the past 14 years. MD Anderson receives a cancer center support grant from the NCI of the National Institutes of Health (P30 CA016672).

For investor and media inquiries please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com